Ex-FILING FEES

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

AB Multi-Manager Alternative Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	--	$153.10	--
Fees Previously Paid	$110,163,009.13 (1)		$16,865.96 (2)
Total Transaction Valuation	$110,163,009.13 (1)
Total Fees Due for Filing			$16,865.96
Total Fees Previously Paid			$16,865.96
Total Fee Offsets			--

Net Fee Due			$0.00

(1)

The transaction value was estimated for purposes of calculating the amount of the filing fee only. The amount was based upon the offer to purchase up to 9,654,953 common shares of beneficial interest (10% of the common shares of beneficial interest outstanding as of October 1, 2024, rounded to the nearest whole share) based upon a price per share of $11.41 (the net asset value per share on October 1, 2024). The fee of $16,865.96 was paid in connection with the filing of the Schedule TO-I by AB Multi-Manager Alternative Fund (File No. 005-87063) on November 15, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(2)	Calculated at $153.10 per $1,000,000 of the transaction valuation.